SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934*

MAZOR ROBOTICS LTD.

(Name of Issuer)

American Depositary Shares

Represented by American Depositary Receipts

(Each Representing Two Ordinary Shares,

Par Value NIS 0.01 Per Share

(Title of Class of Securities)

57886P103

(CUSIP Number)

Jack W. Schuler

28161 North Keith Drive

Lake Forest, Illinois 60045

(847) 607-2066

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

May 28, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	7	Sole voting power 1,405,807.5*
	8	Shared voting power 0
	9	Sole dispositive power 1,405,807.5*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,405,807.5*
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.3%**
14	Type of reporting person IN
*	Represents 2,811,615 ordinary shares.
**	Determined on the basis of 29,244,491 ordinary shares outstanding as of March 31, 2013, as disclosed on the registration statement on Form 20-F filed by the issuer on May 10, 2013, plus 1,165,792 ordinary shares to be issued to the reporting person upon the mandatory exercise of outstanding warrants within 30 days after May 28, 2013.

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Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to American Depositary Shares (“American Depositary Shares”) represented by American Depositary Receipts of ordinary shares, par value NIS 0.01 (the “Ordinary Shares”), of Mazor Robotics Ltd., an Israeli company (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Each American Depositary Share represents two Ordinary Shares. The address of the principal executive offices of the Company is 7 Haeshel Street, Caesarea Industrial Park South, 38900 Israel.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of Jack W. Schuler (the “reporting person”). The following information is provided for the reporting person:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

During the last five years, the reporting person (a) has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (b) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration

The aggregate purchase price for the 1,645,823 Ordinary Shares that the reporting person acquired in September 2012 was $1,750,000, and the aggregate purchase price for the 1,165,792 Ordinary Shares to be acquired by the reporting person in connection with the mandatory exercise of his outstanding Warrant (as defined below) in June 2013 will also be $1,750,000, for a total investment of $3,500,000 for 2,811,615 Ordinary Shares, or 1,405,807.5 American Depositary Shares. As described in Item 4, the Ordinary Shares to be acquired by the reporting person in June 2013 will be acquired pursuant to the Warrant issued to each him in connection with his initial purchase of Ordinary Shares in September 2012.

All of the funds required to acquire the Ordinary Shares were furnished or will be furnished from the reporting person’s personal funds.

Item 4.	Purpose of Transaction

The acquisition of the Ordinary Shares by the reporting person was effected because of his belief that the Ordinary Shares represented, and continue to represent, an attractive investment. The initial purchase of Ordinary Shares was made pursuant to a Share Purchase Agreement, dated as of August 8, 2012 (the “Purchase Agreement”), among the Company, the

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reporting person and the other purchasers named in the Purchase Agreement, pursuant to which, as noted above, the reporting person acquired 1,645,823 Ordinary Shares for an aggregate purchase price of $1,750,000, reflecting a price per share of NIS 4.25 (based on the exchange rate of August 8, 2012, of NIS 3.997 to $1 (the “Rate of Exchange”)). The transaction closed on September 27, 2012 (the “Closing Date”).

In accordance with the terms of the Purchase Agreement, the reporting person and the other purchasers named in the Purchase Agreement also received, for no additional consideration, warrants under individual warrant agreements with the Company (collectively, the “Warrants”), pursuant to which each purchaser had the right to purchase additional Ordinary Shares either (i) upon the election of the purchaser or (ii) mandatorily upon the satisfaction of certain conditions set forth in the purchaser’s Warrant. These conditions were met on May 28, 2013, upon the commencement of trading of the Company’s American Depositary Shares on The NASDAQ Capital Market. On that date, the reporting person received a notice of mandatory exercise from the Company, pursuant to which the reporting person will be required to exercise his Warrant, in full, within 30 days thereof. Once the Warrant is exercised, the reporting person will receive 1,165,792 additional Ordinary Shares (collectively, the “Warrant Shares”), at an aggregate exercise price of $1,750,000, reflecting a price per share of NIS 6.00 (at the Rate of Exchange). Thereafter, the Warrant Shares, together with the Ordinary Shares purchased on the Closing Date, will be converted into 1,405,807.5 American Depositary Shares by the Company’s depositary bank, The Bank of New York Mellon.

The reporting person intends to review his investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the American Depositary Shares, Ordinary Shares and other securities of the Company, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the reporting persons and other factors considered relevant. Subject to any limitations otherwise disclosed in this Item 4, the reporting person may from time to time take such actions with respect to his investment in the Company as he deems appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of his beneficial interests in the American Depositary Shares (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing his current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise.

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In addition, pursuant to the terms of the Purchase Agreement, (i) the reporting person and the other purchasers named in the Purchase Agreement are entitled to appoint (but have not done so as of the date hereof) their designee (the “Board Designee”) to the Company’s board of directors, and, (ii) following the full exercise of the Warrants, to appoint an additional Board Designee, provided that, in the case of clause (ii), the Company’s board of directors consists of no less than seven members. Such appointment(s) shall be in effect only until the first general meeting of the Company’s shareholders following such appointment. Thereafter, the appointment of any such Board Designee will be subject to election at the shareholders’ general meeting. To the extent that any such appointment is not approved by the shareholders’ general meeting, then for as long as the reporting person and the other purchasers named in the Purchase Agreement collectively hold 10% or more of the issued and outstanding share capital of the Company, they will nevertheless maintain a right to appoint a non-voting board observer.

Pursuant to the terms of the Purchase Agreement, on the Closing Date, the reporting person and the other purchasers named in the Purchase Agreement entered into a Registration Rights Agreement, dated as of September 27, 2012 (the “Registration Rights Agreement”). The Registration Rights Agreement provides the reporting person and the other purchasers named in the Purchase Agreement with customary demand registration rights, pursuant to which holders of at least 20% of the outstanding share capital of the Company may cause the Company to effect an offering on behalf of the selling stockholders under the Securities Act of 1933, as amended. Such demand registration rights are limited to three demand requests, provided that requests for registrations on Form F-3 (if eligible) shall be unlimited.

Copies of the Purchase Agreement, the form of Warrant and the Registration Rights Agreement are attached hereto as Exhibits 1, 2 and 3, respectively, and are incorporated herein by reference, and the preceding summaries of each are qualified in their entirety by reference thereto. This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

As part of the reporting person’s continuing evaluation of, and preservation of the value of, his investment of beneficial interests in the American Depositary Shares or other securities of the Company, the reporting person and his representatives, including, without limitation, the Board Designee(s) (as defined above), if any, may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the reporting persons’ investment of beneficial interests in the American Depositary Shares and other securities of the Company, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Except as set forth herein, the reporting person does not have any plans or proposals that relate to or would result in: (a) the acquisitions by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company,

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including any plans or proposals to change the number or term of the directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) Following the full exercise of the reporting person’s Warrant in June 2013, the reporting person will beneficially own 1,405,807.5 American Depositary Shares, representing 2,811,615 Ordinary Shares or 9.3% of the outstanding Ordinary Shares (determined on the basis of 29,244,491 Ordinary Shares outstanding as of March 31, 2013, as disclosed on the Registration Statement on Form 20-F filed by the Company on May 10, 2013, plus 1,165,792 Ordinary Shares to be issued to the reporting person upon the mandatory exercise of his Warrant within 30 days after May 28, 2013).

(b) The reporting person has the sole power to vote and the sole power to dispose of the American Depositary Shares that he beneficially owns.

(c) As set forth above, pursuant to the mandatory exercise of the reporting person’s Warrant, the reporting person will purchase 1,165,792 Ordinary Shares for an aggregate purchase price of $1,750,000, reflecting a per share exercise price of NIS 6.00 (based on the Rate of Exchange), which shares will be converted into 582,896 American Depositary Shares.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the American Depositary Shares that the reporting person beneficially owns.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described in Item 4, (i) the reporting person, the other purchasers named therein and the Company have entered into the Purchase Agreement, (ii) the reporting person has acquired the Warrant and (iii) the Company, the reporting person and the other purchasers named therein have entered into the Registration Rights Agreement. The information set forth in Item 4 with respect to the Purchase Agreement, the Warrant and the Registration Rights Agreement is incorporated into this Item 6 by reference.

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Item 7. Material To Be Filed as Exhibits

Exhibit 1	Share Purchase Agreement, dated as of August 8, 2012, by and among Mazor Robotics Ltd., Jack W. Schuler and the other purchasers named therein (filed as Exhibit 4.4 to the Registration Statement on Form 20-F filed by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

Exhibit 2	Form of Warrant as to the purchase by the reporting person of Ordinary Shares of Mazor Robotics Ltd. (filed as Exhibit 2.2 to the Registration Statement on Form 20-F filed by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

Exhibit 3	Registration Rights Agreement, dated as of September 27, 2012, by and among Mazor Robotics Ltd., the reporting person and the other purchasers named therein (filed as Exhibit 2.3 to the Registration Statement on Form 20-F filed by Mazor Robotics Ltd. on May 10, 2013 and incorporated herein by reference).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2013.

/S/ JACK W. SCHULER
Jack W. Schuler